Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE TO CONSOLIDATE FINLAND’S CENTRAL LAPLAND GREENSTONE BELT IN THREE SEPARATE TRANSACTIONS

Toronto (April 20, 2026) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) announced today a plan to complete a comprehensive consolidation of properties in the Central Lapland Greenstone Belt (“CLGB”) of Northern Finland, pursuant to which Agnico Eagle has entered into definitive agreements in respect of three separate transactions: (i) the acquisition of all of the issued and outstanding shares of Rupert Resources Ltd. (“Rupert”); (ii) the acquisition of all of the issued and outstanding shares of Aurion Resources Ltd. (“Aurion”); and (iii) the acquisition of a 70% interest in Fingold Ventures Ltd. (the “Fingold JV”) held by B2Gold Corp. (“B2Gold”), which together with the 30% interest held by Aurion, would result in Agnico Eagle owning a 100% ownership interest in the Fingold JV. The Company currently owns 13.9% of Rupert on a non-diluted basis and 9.9% of Aurion on a partially diluted basis.

•	Establishes Finland as a multi-asset, multi-decade regional platform within Agnico Eagle’s portfolio, with a pathway to become an approximately 500,000-ounce annual gold production hub within the next decade

•	Provides the financial, technical and on-the-ground resources to develop the highly prospective Ikkari gold project (“Ikkari”), leveraging Agnico Eagle’s proven management, exploration, permitting, mine building and operating expertise

•	Creates significant value through optimized project development, including an extension of the Ikkari open pit onto the Fingold JV area, which is expected to capture additional gold ounces in the mine plan on both sides of the property boundary

•	Consolidates an approximate 2,492 km² regional land position within the under-explored Central Lapland Greenstone Belt, unlocking significant exploration potential with robust targets across all stages of exploration

•	Integrating Ikkari into the Company’s established Finland platform delivers unique operating, development and construction synergies estimated at up to $500 million, over and above the value benefit that is expected to be realized by eliminating the property boundary constraint

Agnico Eagle’s President and Chief Executive Officer, Mr. Ammar Al-Joundi commented: “These transactions deliver on our long-standing regional strategy and build on our more than 20 years of best-in-class operating experience in Finland to establish another multi-asset, multi-decade platform in our portfolio within a world-class gold belt. By consolidating the highly prospective and under-explored Central Lapland Greenstone Belt, we are bringing together our long-life Kittila mine, the Ikkari gold project, unconstrained by property boundaries, and a district-scale land position with clearly defined targets across all stages of exploration. Supported by a proven local team with the technical, operating and exploration expertise to execute, this consolidation positions us to accelerate development, capture unique synergies, drive project-level value and unlock substantial long-term exploration upside for our shareholders. This approach mirrors how we have successfully built value across our Canadian platforms and represents an important next chapter for our Finland business”.

Agnico Eagle’s Executive Vice President Exploration, Mr. Guy Gosselin commented: “Through these transactions, we have consolidated a regional land position of approximately 2,492 km² in the most prospective exploration belt in the Nordic region. This district hosts multiple high quality gold opportunities, ranging from near deposit resource growth to largely untested regional targets, as well as highly prospective Cu-Ni-PGE targets within the lateral extension of the geological formation hosting nearby world-class Cu-Ni PGE deposits. The scale of the mineralized trends, combined with the elimination of property boundaries, provide a strong foundation for disciplined, multi-year exploration aimed at expanding resources and delivering new discoveries.”

Strategic Rationale

The proposed consolidation of the CLGB aligns with Agnico Eagle’s long-standing strategy of regional consolidation in premier mining jurisdictions. Upon closing of these transactions, Agnico Eagle will own in addition to the Kittila mine, the Ikkari gold project, along with a large, highly prospective land package totalling approximately 2,492 km².

Rupert’s primary asset is its 100%-owned Ikkari gold project, a high-quality, advanced exploration and development project with a large mineral resource and mineral reserve base, including 3.5 million ounces of gold in probable mineral reserves (52.0 million tonnes grading 2.1 grams per tonne (“g/t”) gold). The project also offers significant geologic potential and exploration upside across an approximately 1,253 km² land package, with growth opportunities ranging from early-stage targets, zones with initial mineral resources, and the past-producing Pahtavaara gold mine where several known zones remain open. The land package also includes areas prospective for critical minerals in the same rock formations hosting nearby world-class Cu-Ni PGE deposits.

Aurion has assembled a large, contiguous land position of approximately 761 km² within the CLGB, including the land held by the Fingold JV with B2Gold. The consolidated property provides significant exploration upside across multiple targets and is supported by encouraging exploration results, including a number of discoveries such as Kaasresselka, Helmi, Kutuvuoma and Vuoma. Aurion and the Fingold JV have continuously demonstrated strong potential in this under-explored part of the CLGB. All known gold occurrences remain open for growth, having only been explored from surface to less than 300 metres depth, and some display alteration and mineralization similar to Ikkari, the major gold deposit in the district.

400000
450000
500000
550000
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Kittila Mine
Ikkari
Pahtavaara
Kittila
Sodankylä
Tanhua
Orajärvi
Unari
Pelkosenniemi
Kittila
Rovaniemi
Oulu
Sweden
Finland
Helsinki
Agnico Eagle assets
Agnico Eagle/ Firefox earn-in
Rupert assets
Rupert / S2 - JV
Aurion assets
B2 / Aurion - JV
Kobold / Aurion earn-in
Kinross / Aurion earn-in
Operating gold mine
Gold project
Closed mine
0
15
30 Km
Coordinate system: ETRF89.TM-35/Fin

Figure 1. Map of claims to be consolidated by Agnico Eagle with proposed transactions

These transactions are expected to substantially enhance the scale, growth and longevity of the Company’s Finland platform, which the Company believes has the potential to evolve into a world-class multi-decade gold production hub producing approximately 500,000 ounces annually in one of the most geologically prospective and politically stable regions in the world. The Company brings financial strength, technical depth, government relations and on-the-ground capability to optimize and advance Ikkari, leveraging its proven local expertise across exploration, permitting, mine building and operations.

The integration of Ikkari with the Company’s existing Kittila operating platform is expected to generate operating and development synergies of up to $500 million. Additionally, the elimination of property boundary constraints creates a clear pathway to incremental project-level value through a larger open pit extending onto the Fingold JV property that is expected to capture additional gold ounces in the mine plan and extend mine life.

The Company first made a strategic investment in Rupert in February 2020 and, over the past six years, has developed a strong technical understanding of Ikkari and its long-term development potential. With enhanced technical and financial capacity, Agnico Eagle is well positioned to execute a comprehensive exploration and development program and accelerate value creation across the district.

Finland Platform – Kittila Mine, the Ikkari Gold Project, Expanded Exploration Upside

•	The Kittila mine is the largest primary gold mine in Europe, hosting a large mineral reserve and mineral resource base, including 3.3 million ounces of gold in probable mineral reserves (24.8 million tonnes grading 4.17 grams per tonne gold). Commercial production was achieved in 2009 and the mine was subsequently expanded to a 2 million tonnes per annum operation in 2020. In 2025, Kittila produced 217,379 ounces of gold and generated strong free cash flow

•	Ikkari is located 50 kilometres from Kittila. A pre-feasibility study was completed by Rupert in February 2025, envisioning an open pit and underground operation utilizing conventional processing with average annual gold production of 227,000 ounces of gold over the first 10 years of mine life

o	Ikkari has a large mineral reserve and mineral resource base – probable mineral reserves of 3.5 million ounces of gold (52.0 million tonnes at 2.10 g/t) from indicated mineral resources of 4.1 million ounces of gold (58.4 million tonnes at 2.18 g/t) (inclusive of mineral reserves)

o	Land consolidation with the Fingold JV creates additional value, allowing for the optimal development of Ikkari, with an unconstrained open pit and optimal positioning of infrastructure

o	Agnico Eagle plans to continue a drill program at Ikkari for infill and condemnation drilling and to test step-out targets as well as some selected regional priority targets, with an approximately $20 million drilling program planned over the first 18 months, along with the completion of an updated internal evaluation for the optimized mine design targeted by the end of 2027

•	The consolidated land package of approximately 2,492 km² has significant potential for mineral resource expansion and new discoveries. A three-year regional exploration program ranging between $60 and $100 million and including 100,000 to 175,000 metres of drilling, is planned to unlock the full district scale potential of the consolidated land position on the multiple regional targets. The program will be periodically re-evaluated, success-driven and open to expansion

•	The main areas of interest for an initial three-year exploration program are set out below

o	The Ikkari–Helmi gap area (resulting from the property boundary between Rupert and the Fingold JV), offers significant potential to enhance the Ikkari deposit through mineral resource growth and improved flexibility for infrastructure positioning. The deeper extension of Ikkari also remains largely untested due to the property boundary, providing additional exploration upside

o	The broader Ikkari trend is an extensive mineralized corridor, extending more than seven kilometres westward from the Helmi deposit toward the Kutuvuoma gold deposit and beyond, and over approximately 22 kilometres eastward along the Rajala geological domain boundary, hosting the Heina South, Heina Central, Saitta, and Mike occurrences through to the past producing Pahtavaara gold mine

o	On Aurion’s Risti property and the Fingold JV property, the largely unexplored 15-kilometre long Kaaresselka–Vuoma trend hosts two gold showings and a strong base of till anomalies, with alteration and mineralization characteristics similar to Ikkari

o	The Area 51 target on Rupert’s property hosts the thickest ultramafic volcanites of 2.05 Ga in the CLGB, in the same rock formations hosting other Cu-Ni-PGE deposits nearby

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Kittila
Sweden
Finland
Helsinki
Kittilä Mine
Saattopora
Sirkka
Kettukuusikko
Hirvilavanmaa
Agnico Eagle/
Firefox earn-in
Kevitsa
Pahtavaara
Kuruvuoma
Ikkari
Sakatti
Raattuoja
Rupert / S2 - JV
Kaaresselkä
Kobold / Aurion earn-in
Kinross / Aurion earn-in
Venejoki thrust
Oraniemi fault
Archean basement complex
Granulite complex and high metamorphic gneisses
Kittila group graphitic schists and iron formations
Kittila group mafic volcanics
Paleoproterozoic granitoids
Paleoproterozoic mafic and ultramafic intrusions and dykes
Savukoski group graphitic schists
Savukoski group ultramafic volcanites
Undefined felsic volcanics
Undefined mafic volcanics
Undefined quartzites and other calstic sediments
Operating gold mine
Past production goldfield
Gold occurrence
Thrust fault
Fault
Operating Ni-Cu mine
Base metals occurrence
Agnico Eagle Property
Consolidated land package
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Figure 2. Geological map of the CLGB, with the consolidated property

Transaction Details

Rupert Transaction

Agnico Eagle and Rupert have entered into a definitive arrangement agreement (the “Rupert Arrangement Agreement”) pursuant to which Agnico Eagle has agreed to acquire all of the outstanding common shares of Rupert (the “Rupert Shares”), other than the Rupert Shares held by Agnico Eagle, by way of plan of arrangement (the “Rupert Transaction”).

Pursuant to the Rupert Transaction, each Rupert Share will be exchanged for: (i) upfront consideration comprised of 0.0401 of a common share of Agnico Eagle (“Agnico Shares”); and (ii) contingent consideration of up to $3.00, in the form of a contingent value right (“CVR”) that is payable, in cash, upon Rupert’s properties reaching specified milestones (set out in detail below). The aggregate upfront consideration on a 100% and fully diluted basis is valued at approximately $2,871 million on a fully-diluted basis, based on the five-day volume weighted average price of Agnico Shares on the Toronto Stock Exchange (the “TSX”) as of April 17, 2026. The upfront consideration represents an approximately 67% premium to the closing price of the Rupert Shares on the TSX as of April 17, 2026, being the last trading day prior to announcement of the Rupert Transaction.

Each CVR will have a term of 10 years and will entitle the holder thereof to receive up to $3.00, in cash, upon certain milestones being reached. The applicable milestones relate to the properties to be acquired from Rupert on closing (the “Acquired Properties”); and the CVRs are payable as follows:

•	$1.00 upon the public announcement of at least 5 million ounces of gold in mineral reserves on the Acquired Properties;

•	$1.00 upon both of the following having been publicly announced: (i) the Acquired Properties reaching commercial production; and (ii) the Acquired Properties reaching 7.5 million ounces of gold in aggregate mineral reserves and production; and

•	$1.00 upon both of the following having been publicly announced: (i) the Acquired Properties reaching commercial production; and (ii) the Acquired Properties reaching 10 million ounces of gold in aggregate mineral reserves and production

Completion of the Rupert Transaction is subject to customary conditions, including, among others, court approval and the approval of: (i) two-thirds of the votes cast by the holders of Rupert Shares present in person or represented by proxy at a special meeting of Rupert securityholders (the “Rupert Meeting”) to be held to consider the Rupert Transaction; (ii) two-thirds of the votes cast by the holders of Rupert Shares, options to acquire Rupert Shares (“Rupert Options”), deferred share units of Rupert (“Rupert DSUs”), restricted share units of Rupert (“Rupert RSUs”) and performance share units of Rupert (“Rupert PSUs”), voting together as a single class, with one vote for each Rupert Share, Rupert Option, Rupert DSU, Rupert RSU and Rupert PSU held; and (iii) Rupert Minority Approval, discussed below.

The Rupert Transaction will be a “business combination” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as Agnico Eagle is a “related party” (as defined in MI 61-101) of Rupert by virtue of its approximately 13.9% current ownership of Rupert Shares (on a non-diluted basis). As a result, the Rupert Transaction will also require: (i) an independent formal valuation prepared in accordance with MI 61-101; and (ii) the approval of a simple majority of the votes cast by holders of Rupert Shares, excluding Agnico Eagle and votes attached to Rupert Shares held by other persons required to be excluded in accordance with MI 61-101, present in person or represented by proxy at the Rupert Meeting (the “Rupert Minority Approval”).

Subject to the satisfaction of all conditions to closing set out in the Rupert Arrangement Agreement, it is anticipated that the Rupert Transaction will be completed early in the third quarter of 2026. Upon closing of the Rupert Transaction, it is expected that the Rupert Shares will be delisted from the TSX and that Rupert will cease to be a reporting issuer under applicable Canadian securities laws.

In connection with the Rupert Transaction, each of the directors and executive officers of Rupert, and certain Rupert shareholders, collectively representing 28.75% of the Rupert Shares, have entered into a voting support agreement with Agnico Eagle, pursuant to which each of them has agreed, among other things, to vote all of their Rupert Shares (including any Rupert Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Rupert Shares) in favour of the Rupert Transaction, subject to the terms of the voting support agreements.

None of the securities to be issued pursuant to the Rupert Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in connection with the Rupert Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Aurion Transaction

Agnico Eagle and Aurion have entered into a definitive arrangement agreement (the “Aurion Arrangement Agreement”) pursuant to which Agnico Eagle has agreed to acquire all of the outstanding common shares of Aurion (the “Aurion Shares”), other than the Aurion Shares held by Agnico Eagle, by way of plan of arrangement (the “Aurion Transaction”).

Pursuant to the Aurion Transaction, each Aurion Share will be acquired for $2.60 in cash (the “Aurion Consideration”), for an aggregate consideration of approximately $481 million on a 100% and fully-diluted basis. The Aurion Consideration represents approximately a 46% premium to the closing price of the Aurion Shares on the TSX Venture Exchange (the “TSXV”) as of April 17, 2026, being the last trading day prior to announcement of the Aurion Transaction.

Completion of the Aurion Transaction is subject to customary conditions, including, among others, court approval and the approval of: (i) two-thirds of the votes cast by the holders of Aurion Shares present in person or represented by proxy at a special meeting of Aurion securityholders (the “Aurion Meeting”) to be held to consider the Aurion Transaction; (ii) two-thirds of the votes cast by the holders of Aurion Shares and warrants to acquire Aurion Shares (“Aurion Warrants”), voting together as a single class, with one vote for each Aurion Share and Aurion Warrant; and (iii) Aurion Minority Approval, as discussed below.

The Aurion Transaction will be a “business combination” under MI 61-101 as Matti Talikka, the Chief Executive Officer of Aurion, is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Aurion Transaction. As a result, the Aurion Transaction will also require the approval of a simple majority of the votes cast by holders of Aurion Shares, excluding Mr. Talikka and votes attached to Aurion Shares held by other persons required to be excluded in accordance with MI 61-101, present in person or represented by proxy at the Aurion Meeting (the “Aurion Minority Approval”).

Subject to the satisfaction of all conditions to closing set out in the Aurion Arrangement Agreement, it is anticipated that the Aurion Transaction will be completed early in the third quarter of 2026. Upon closing of the Aurion Transaction, it is expected that the Aurion Shares will be delisted from the TSXV and that Aurion will cease to be a reporting issuer under applicable Canadian securities laws.

In connection with the Aurion Transaction, all directors and officers of Aurion who collectively own or exercise control approximately 10.8% of the issued and outstanding Aurion Shares have entered into a voting support agreement with Agnico Eagle, pursuant to which each of them has agreed, among other things, to vote all of their Aurion Shares (including any Aurion Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Aurion Shares) in favour of the Aurion Transaction, subject to the terms of the voting support agreements. In addition, Adrian Day Asset Management has entered into a voting support agreement with Agnico Eagle, pursuant to which it has agreed, among other things, to vote or cause to be voted up to approximately 5.1% of the issued and outstanding Aurion Shares in favour of the Aurion Transaction.

Agnico Eagle currently holds 5,530,000 Aurion Warrants that it intends to exercise prior to record date for the Aurion Meeting. Following the exercise of the Aurion Warrants, Agnico will hold an aggregate of 16,590,000 Aurion Shares representing approximately 9.9% of the issued and outstanding Aurion Shares on a non-diluted basis. Agnico Eagle intends to vote the Aurion Shares it owns in favour of the Aurion Transaction.

B2Gold Transaction

Agnico Eagle and B2Gold have entered into a definitive purchase agreement (the “B2Gold Purchase Agreement”) pursuant to which Agnico Eagle has agreed to acquire B2Gold’s 70% interest in the Fingold JV for US$325 million in cash (the “B2Gold Transaction”). Aurion holds the remaining 30% interest in the Fingold JV and has waived its right of first refusal over the sale of B2Gold’s interest in the Fingold JV. Upon completion of the B2Gold Transaction and the Aurion Transaction, Agnico Eagle will own a 100% interest in the Fingold JV.

The B2Gold Transaction is not subject to approval by securityholders of Agnico Eagle or B2Gold. Subject to the satisfaction of all conditions to closing set out in the B2Gold Purchase Agreement, it is anticipated that the B2Gold Transaction will be completed in April 2026.

In addition to the B2Gold Transaction, Agnico Eagle and B2Gold have agreed to enter into a collaboration agreement focused on knowledge sharing and cooperation across their respective operations in Nunavut, Canada. The agreement is intended to leverage the complementary experience, best practices and expertise of both companies operating in northern arctic environments. The agreement will not involve any transfer of ownership interests or integration of activities and will be non-exclusive in nature.

Shareholder Returns

The Company remains committed to delivering strong returns to shareholders in 2026 through a combination of the dividend and share repurchases under the Company’s Normal Course Issuer Bid (“NCIB”). As previously disclosed, the Company intends to increase the share repurchase limit to US$2 billion on renewal of the NCIB in May 2026 and the Company will evaluate opportunities to reduce dilution associated with these transactions throughout the remainder of 2026, including potentially returning the proceeds of portfolio investment sales to shareholders through share buybacks.

Advisors

Edgehill Advisory Ltd. and TD Securities Inc. are acting as financial advisors to Agnico Eagle with respect to the Rupert and Aurion transactions. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Agnico Eagle.

About Agnico Eagle Mines Limited

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at +1 (416) 947-1212 or investor.relations@agnicoeagle.com

Cautionary Statement Regarding Forward-Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results “could”, “may”, “should”, “will” or “would” be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the proposed acquisition by Agnico Eagle of all of the Rupert Shares, all of the Aurion Shares and B2Gold’s 70% interest in the Fingold JV, and the terms thereof; Agnico Eagle’s plans for the acquired properties; the potential for, and anticipated amount of, synergies; the potential for Agnico Eagle’s Finnish operations to become an approximately 500,000 ounce annual production hub; the approval of the Rupert Transaction by Rupert shareholders; the approval of the Aurion Transaction by Aurion shareholders; regulatory approvals and closing conditions to the Rupert Transaction, the Aurion Transaction and the B2Gold Transaction; the expected date of completion of each of the Rupert Transaction, the Aurion Transaction and the B2Gold Transaction; the expectation that the Rupert Shares will be delisted from the TSX and that Rupert will cease to be a reporting issuer under applicable Canadian securities laws; the expectation that the Aurion Shares will be delisted from the TSXV and that Aurion will cease to be a reporting issuer under applicable Canadian securities laws and other statements that are not historical fact.

The forward-looking statements and information contained in this news release reflect Agnico Eagle’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Agnico Eagle, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.

Agnico Eagle cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Agnico Eagle has made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others: the possibility that the Rupert Transaction, the Aurion Transaction and/or the B2Gold Transaction will not be completed in accordance with their respective terms as currently contemplated or in the expected timeframe or at all; the conditions to the Rupert Transaction, the Aurion Transaction and/or the B2Gold Transaction not being satisfied in the expected timeframe or at all; pending or potential litigation associated with the Rupert Transaction, the Aurion Transaction and/or the B2Gold Transaction; the failure to realize the anticipated benefits, including synergies, of the Rupert Transaction, the Aurion Transaction and/or the B2Gold Transaction in the expected timeframe or at all; and general economic, business and political conditions. Additional risks, uncertainties and other factors are identified in Agnico Eagle’s annual information form and management’s discussion and analysis for the year ended December 31, 2025, which have been filed with the United States Securities and Exchange Commission as part of Agnico Eagle’s Form 40-F and with the Canadian provincial securities regulatory authorities, as applicable.

Although Agnico Eagle has attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Agnico Eagle’s current views in respect of the Rupert Transaction, the Aurion Transaction and the B2Gold Transaction and related matters and may not be appropriate for other purposes. Agnico Eagle does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.

This news release does not constitute (and may not be construed to be) a solicitation or offer by Agnico Eagle or any of its directors, officers, employees, representatives or agents to buy or sell any securities of any person in any jurisdiction, or a solicitation of a proxy of any securityholder of any person in any jurisdiction, in each case, within the meaning of applicable laws.

Scientific and Technical Information

The scientific and technical information contained in this press release has been approved by Guy Gosselin, Executive Vice President Exploration, who is a “qualified person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.